August 8, 2013

Via EDGAR and Hand Delivery

Mr. Christian Windsor,

    Special Counsel,

        Securities and Exchange Commission,

            100 F Street, N.E.,

                Washington, D.C. 20549-9303.

Re:	Stonegate Mortgage Corporation

Registration Statement on Form S-1

Submitted June 28, 2013

CIK No. 0001454389

Dear Mr. Windsor:

This letter provides the responses of Stonegate Mortgage Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 25, 2013 (the “Comment Letter”), with respect to the Registration Statement on Form S-1 confidentially submitted by the Company on June 28, 2013 (CIK No. 0001454389). In connection with this response to the Comment Letter, enclosed please find Confidential Submission No. 2 (the “Revised Draft”) of the above-referenced Registration Statement (the “Registration Statement”).

The headings and numbered items of this letter correspond to those in the Comment Letter. For your convenience, each of the comments from the Comment Letter is restated in bold type prior to the Company’s response. The page references in the Staff’s comments refer to page numbers in the Registration Statement on Form S-1 confidentially submitted by the Company on June 28, 2013; the page numbers in the Company’s responses refer to the page numbers in the Revised Draft.

General

1.	The accounting comments issued below should also be addressed in the interim period financial information presented.

Response: The Company has asked us to supplementally confirm to the Staff that it has addressed the accounting comments issued below on the interim period financial information presented.

Summary

Our Business

Mortgage Originations, page 3

2.	We note your disclosure on page 30 that approximately 35% of the aggregate outstanding loan balances in your servicing portfolio are secured by properties located in Texas, Louisiana and Ohio. Please revise your disclosure in the second paragraph of this section and throughout the registration statement to present a more detailed picture of your loan concentrations and economic factors that impact any geographic concentrations within your loan or servicing portfolio.

Response: The Company has asked us to supplementally advise the Staff that it has considered its disclosure of loan concentrations and economic factors that impact the geographic concentrations within its loan and servicing portfolios and has accordingly revised its disclosure throughout the Registration Statement, including on page 3 of the Revised Draft under “Summary—Our Business—Mortgage Originations,” in the Risk Factor captioned “Risk Factors—The geographic concentration of our servicing portfolio may result in a higher rate of delinquencies and/or defaults, which could adversely affect our business, financial condition and results of operations” (page 23 of the Revised Draft) and in “Our Business—Our Operations—Mortgage Loans by State” (page 119 of the Revised Draft).

Our Strengths

Consistent Ability to Produce High Quality Loans, page 8

3.	We note your disclosure that since inception in 2005, you have focused on originating high quality residential mortgage loans. Please revise to include the average FICO scores and LTVs of loans originated since inception, and for the years ended December 31, 2011 and 2012.

Response: The Company has asked us to supplementally advise the Staff that it has considered its disclosure of focusing on originating high quality residential mortgage loans and has accordingly revised its disclosure on page 8 of the Revised Draft under “Summary—Our Strengths—Consistent Ability to Produce High Quality Loans” to include FICO scores and LTV of loans originated during the three months ended March 31, 2013 and during the years ended December 31, 2011 and 2012. The Company has changed the statement that previously read “Since our inception in 2005, we have been focused on originating high quality residential mortgage loans” to state “We are focused on originating high quality residential mortgage loans.”

Emerging Growth Company Status, page 13

4.	We note that you are an emerging growth company. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company has asked us to supplementally advise the Staff that the Company has not provided, and has not authorized any person to provide on its behalf, any written communications in reliance on Section 5(d) of the Securities Act. In the event that the Company presents information to potential investors in reliance on Section 5(d) of the Securities Act, it will provide the Staff with copies of all such written communications.

In addition, the Company has asked us to further supplementally advise the Staff that the underwriters have informed the Company that no research reports about the Company have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or is expected to participate in the Company’s offering. If, to the Company’s knowledge, any broker or dealer participating in the offering publishes or distributes, in reliance on Section 2(a)(3) of the Securities Act, any research reports about the Company, the Company will promptly provide such reports to the Staff.

Registration Rights and Lock-Up Agreements, page 14

5.	Please revise to state whether the Registration Rights Agreement includes any monetary penalties for failing to file a shelf registration statement or not having the shelf registration statement declared effective by a certain date, or confirm that there are no such penalties.

Response: The Company has asked us to supplementally advise the Staff that it has revised its disclosure on page 14 of the Revised Draft under “Summary—Registration Rights and Lock-Up Agreements” to clearly state that there are no monetary penalties to the Company for failing to file a shelf registration statement or not having the shelf registration statement declared effective by a certain date, but that that the Company has agreed to reduce the bonus of the CEO if it fails to file a shelf registration statement by September 12, 2013. This disclosure is otherwise identical to the disclosure on page 146 of the initial submission of the Registration Statement (page 160 of the Revised Draft).

Risk Factors

Borrowers with adjustable rate mortgage loans…, page 33

6.	Revise to state the number, percentage and aggregate amount of loans you service that are adjustable rate mortgage loans.

Response: The Company has asked us to supplementally advise the Staff that it has revised its disclosure on page 35 of the Revised Draft under “Risk Factors— Borrowers with adjustable rate mortgage loans are especially exposed to increases in monthly payments and they may not be able to refinance their loans, which could cause delinquency, default and foreclosure and therefore adversely affect our business” to state the percentage of loans the Company services that are adjustable rate mortgage loans as of March 31, 2013. Due to the small percentage (less than 0.1%) of adjustable rate mortgage loans in the Company’s servicing portfolio as of March 31, 2013, the Company believes that the number and aggregate unpaid principal balance of adjustable rate mortgages is not meaningful to understanding its overall servicing portfolio.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Integrated Business Model, page 57

7.	Revise this section to discuss the third portion of your three part business model, the correspondent warehouse lending through the former NattyMac. Please indicate the size of current operations, as well as the interest margin from this operation.

Response: The Company has asked us to supplementally advise the Staff that it has revised its disclosure on page 60 of the Revised Draft under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Integrated Business Model” to discuss the Company’s warehouse lending business and disclose that, as of and for the periods presented, the Company’s warehouse lending business had not commenced operations and had not generated any revenues.

Results of Operations

Three Months Ended March 31, 2013 Compared to March 31, 2012

8.	Please tell us, with a view towards improved disclosure, if management is able to determine the overall risk profile of your mortgage origination and servicing portfolios. For instance, are you able to determine if your lower credit quality borrowers also represent higher LTV at origination? To the extent that you are able to monitor the credit exposure from your borrowers, please supplementally provide us with information on the current makeup of your portfolio.

Response: The Company has asked us to supplementally advise the Staff that it has revised its disclosure on page 63 of the Revised Draft under “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Three Months Ended March 31, 2013 Compared to Three Months Ended March 31, 2012—Originations” to discuss the Company’s analysis of the overall risk profile of its mortgage origination and servicing portfolio.

Total Expenses, page 64

9.	In your disclosure on page 114 you indicate that 11% of your employees were involved in your servicing and compliance operations. You also disclose throughout the registration statement that you intend to increase your servicing operations. Since servicing is a fairly labor intensive activity, please revise this section to discuss management’s view of the likely growth in expenses as you implement your strategy.

Response: The Company has asked us to supplementally advise the Staff that it has revised its disclosure on page 67 of the Revised Draft under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Three Months Ended March 31, 2013 Compared to Three Months Ended March 31, 2012—Total Expenses” to discuss the trend in Total Expenses as the Company implements its strategy of increasing its servicing operations.

Liquidity and Capital Resources

10.	In your discussion of your three segment business strategy, beginning on page 101, you indicate that an increasing portion of your business going forward will be from funding warehouse lines for correspondent lenders, and by servicing MSRs. Please clarify, if true, that you are able to fund the warehouse lines for your correspondent lenders using the credit lines discussed on page 82. Alternatively, if your financing platform will require other sources of funding, please revise this section to discuss the changes to your funding needs as this portion of your business expands.

Response: The Company has asked us to supplementally advise the Staff that it has revised its disclosure on page 83 of the Revised Draft under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” to discuss the Company’s funding needs as its financing business expands, including the expansion of its existing and the addition of new warehouse lines of credit.

11.	Similarly, please revise this section to discuss the main funding sources for the advances required as part of your servicing operations.

Response: The Company has asked us to supplementally advise the Staff that it has revised its disclosure on page 83 of the Revised Draft under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” to discuss the main funding sources for the advances required as part of its servicing operations.

Financings, page 81

12.	Revise the table on page 82 to include the outstanding amounts and to provide the actual interest rates of each of the lines of credit.

Response: The Company has asked us to supplementally advise the Staff that it acknowledges the Staff’s comment and has revised the disclosure on page 84 of the Revised Draft under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financings” to include the outstanding amounts as of March 31, 2013, March 31, 2012, December 31, 2012 and December 31, 2011 under each of the warehouse lines of credit. In terms of disclosing interest rates for each warehouse line, the Company has asked us to supplementally advise the Staff that it does not believe disclosure of each interest rate is material to investors. The Company believes that all warehouse line of credit interest rates represent short-term rates consistent with prevailing market rates, and the Company has revised the disclosure on page 84 of the Revised Draft under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financings” to reflect this. Additionally, the weighted average interest rates for the warehouse lines of credit in aggregate are presented as of March 31, 2013, March 31, 2012, December 31, 2012 and December 31, 2011 on page 85 of the Revised Draft to provide investors with information to fully assess the aggregate cost of funds from these sources.

Mortgage Servicing Rights, page 88

13.	Please revise to provide in tabular format sufficient information to enable the investor to understand the impact changes in interest rates will reasonably likely to have on the current or future financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources of the company for the periods presented in accordance with Item 303(a)(4) of Regulation S-K.

Response: The Company has asked us to supplementally advise the Staff that it has revised its disclosure on page 90 of the Revised Draft under “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk” to provide information relating to the impact of changes in interest rates in tabular format in accordance with Item 305(a)(4) of Regulation S-K.

Our Business

Competition, page 116

14.	Revise to expand your disclosure in this section to describe the competitive conditions in the business. Refer to Item 101(c)(x) of Regulation S-K.

Response: The Company has asked us to supplementally advise the Staff that it has revised its disclosure on page 123 of the Revised Draft under “Our Business—Competition” to expand the disclosure to describe the competitive conditions in its business in accordance with Item 101(c)(x) of Regulation S-X.

Executive and Director Compensation

Employment Agreements, page 126

15.	We note that Mr. Cutillo’s base salary increased significantly as a result of his amended employment agreement. Please revise explain the determining factors for this increase.

Response: The Company has asked us to supplementally advise the Staff that it has revised its disclosure on page 133 of the Revised Draft under “Executive and Director Compensation—Employment Agreements” to explain the factors considered in determining the increase in Mr. Cutillo’s base salary under his amended employment agreement.

16.	Please confirm that none of your named executive officers hold outstanding equity awards that would require disclosure pursuant to item 402(p) of Regulation S-K.

Response: The Company has asked us to supplementally confirm to the Staff that none of the Company’s named executive officers held outstanding equity awards at December 31, 2012 that would require disclosure pursuant to Item 402(p) of Regulation S-K.

Certain Relationships and Related Party Transactions

Arrangements with Certain Executive Officers and Directors, page 140

17.	We note that $214,273 of notes extended to Mr. Cutillo were forgiven by disinterested members of the board. Please revise to provide the reasoning for the forgiveness of the notes and explain whether such forgiveness will be considered compensation paid to Mr. Cutillo for the year ended December 31, 2013.

Response: The Company has asked us to supplementally advise the Staff that it has revised its disclosure on page 153 of the Revised Draft under “Certain Relationships and Related Party Transactions—Arrangements with Certain Executive Officers and Directors” to explain the reasons for the forgiveness of the notes extended to Mr. Cutillo, including consideration of the provisions of the Sarbanes-Oxley Act that prohibit an issuer from having an outstanding loan to a director or officer. The Company has also revised the disclosure to explain that such forgiveness will be considered compensation paid to Mr. Cutillo for the year ended December 31, 2013.

Principal Stockholders, page 141

18.	We note that there are selling stockholders participating in the offering. Revise to include the information required by Item 507 of Regulation S-K.

Response: The Company has asked us to supplementally advise the Staff that it acknowledges the Staff’s comment and confirms that it will provide all information required to be disclosed pursuant to Item 507 of Regulation S-K under “Principal and Selling Shareholders” when that information is available.

19.	You appear to have listed as beneficial owners only shareholders who will hold more than five percent of your outstanding shares of common stock after the offering. Revise to list any person who is known to be the beneficial owner of more than five percent of your voting securities as of the most recent practicable date. Refer to Item 403(a) of Regulation S-K.

Response: The Company has asked us to supplementally confirm to the Staff that all persons who are known to be the beneficial owners of more than five percent of the Company’s voting securities as of the date of this confidential submission are disclosed in the first two columns of the table in the section titled “Principal and Selling Shareholders.” The Revised Draft has been updated to clarify this point.

Certain Provisions of Ohio Law and Stonegate’s Articles and Regulations, page 147

20.	You may not qualify this discussion by reference to the applicable laws and regulations. Revise to state that all material information has been disclosed.

Response: The Company has asked us to supplementally advise the Staff that it has revised its disclosure on page 161 of the Revised Draft under “Certain Provisions of Ohio Law and Stonegate’s Articles and Regulations” to state that the discussion includes all material information.

Statements of Operations, page F-4

21.	Please revise to disclose the impact of the preferred dividends in arriving at net income available to common shareholders in computing earnings per share. We reference ASC 260-10-50.

Response: The Company has asked us to supplementally advise the Staff that it has revised its disclosure on page F-33 of the Revised Draft under “Note T. Earnings per Share” to include the computations of basic and diluted earnings per share, including the impact of the preferred dividends, in arriving at net income available to common shareholders for the years ended December 31, 2012 and 2011. In addition, the Company has revised its disclosure on page F-50 of the Revised Draft under “Note N. Earnings per Share” to include the computations of basic and diluted earnings per share, including the impact of the preferred dividends, in arriving at net income available to common shareholders for the three months ended March 31, 2013 and March 31, 2012.

22.	Please revise to provide the disclosure requirements of ASU 2011-05.

Response: The Company acknowledges that ASU 2011-05 requires entities to present net income and the components of other comprehensive income in either a single continuous financial statement or in two separate but consecutive financial statements. The Company has asked us to supplementally advise the Staff that, as it does not have any components of other comprehensive income besides net income, it has concluded that the presentation and disclosure requirements of ASU 2011-05 are not material, nor relevant, to its financial statements and has excluded them from the financial statements presented in the Registration Statement.

Statement of Changes in Stockholder’s Equity, page F-5

23.	Please revise to disclose the series of preferred stock issued in fiscal 2011.

Response: The Company has asked us to supplementally advise the Staff that it has revised its disclosure on page F-5 of the Revised Draft within the “Statement of Changes in Stockholders’ Equity” to disclose the series (Series C) of preferred stock issued during the year ended December 31, 2011.

Notes to Financial Statements

General

24.	The company appears to conduct business in three reporting segments: mortgage origination, servicing and financing. Please revise to provide segment information required by ASC 280-10-50.

Response: The Company has asked us to supplementally advise the Staff that, prior to confidentially submitting the draft Registration Statement, the Company performed an analysis of its business under the guidance in Accounting Standards Codification No. 280, Segment Reporting (“ASC 280”), to determine its reportable operating segments. The analysis included an evaluation of the Company’s individual operating segments and an assessment of how its chief operating decision maker (“CODM”) evaluates the performance of the business and makes decisions regarding the allocation of resources.

ASC 280-10-50-1 defines an operating segment as “a component of a public entity that has all of the following characteristics: (a) it engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity); (b) its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and (c) its discrete financial information is available.”

The Company’s Chief Executive Officer, who operates as its CODM, evaluates the Company’s financial performance around one business—Mortgage Banking. Based on the ASC 280-10-50-1 definition of an operating segment, the Company’s

Mortgage Banking business meets all three criteria to be classified as an operating segment because it engages in activities from which it earns revenues and incurs expenses, its operating results are regularly reviewed by the CODM and its discrete financial information is available.

Within the Company’s Mortgage Banking segment, it operates three lines of business—Mortgage Originations, Mortgage Servicing and Mortgage Financing. While these lines of business meet both criteria (a) and (c) of ASC 280-10-50-1, they do not meet criterion (b) because the Company’s CODM does not make decisions about resources to be allocated to these individual lines of business and assess the performance of these individual lines of business. Rather, the Mortgage Banking segment has a segment manager, the President of Mortgage Banking, who is responsible for the operations of and makes decisions about the separate lines of business. This is consistent with ASC 280-10-5-7, which states that “generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the CODM to discuss operating activities, financial results, forecasts, or plans for the segment.” The President of Mortgage Banking (segment manager) is directly accountable for and regularly discusses the operating activities, financial results, forecasts and plans for the Mortgage Banking segment as a whole with the CODM.

Each of the Company’s Mortgage Originations, Mortgage Servicing and Mortgage Financing lines of business has an Executive Vice President who manages its business operations. These Executive Vice Presidents are managed directly by, and report directly to, the President of Mortgage Banking, who manages those combined lines of business as the Mortgage Banking segment of the Company. These Executive Vice Presidents do not regularly interact with the CODM to discuss operating activities, financial results, forecasts and plans. The Company notes that its CODM does review certain financial measures at the individual line of business levels through his interactions with the Mortgage Banking segment manager. However, the Company does not believe that the separate lines of business represent operating segments because the CODM manages the business and makes decisions based strictly on financial information reviewed at the Mortgage Banking segment level for which he appointed a segment manager.

As a result of the preceding analysis, the Company has concluded that it currently conducts its business around only one operating segment, Mortgage Banking, and that the separate lines of business within the Mortgage Banking segment (Mortgage Originations, Mortgage Servicing and Mortgage Financing) do not constitute operating segments under the relevant guidance in ASC 280. The Company will continue to regularly evaluate the appropriateness of its reportable operating segment and revise its disclosures in the future if changes to the reportable operating segment occur.

The Company has asked us to supplementally advise the Staff that it has revised its disclosure on page F-33 of the Revised Draft under “Note U. Segment Information” for the years ended December 31, 2012 and 2011 and on page F-50 of the Revised Draft under “Note P. “Segment Information” for the three months ended March 31, 2013 to include additional disclosures about its Mortgage Banking segment, in accordance with ASU 280-10-50.

Note M. Stockholders Equity, page F-21

25.	Please revise to disclose the price per share associated with the common stock issuances in fiscal 2011 and 2012.

Response: The Company has asked us to supplementally advise the Staff that it has revised its disclosure on page F-21 of the Revised Draft under “Note M. Stockholders’ Equity” to disclose the price per share associated with the common stock issuances in fiscal 2011 and 2012.

26.	Please revise to disclose the price per share associated with the treasury stock repurchases which occurred in fiscal 2012. Also, identify as to whether the transaction(s) were with related parties.

Response: The Company has asked us to supplementally advise the Staff that it has revised its disclosure on page F-21 of the Revised Draft under “Note M. Stockholders’ Equity” to disclose the price per share associated with the treasury stock repurchases which occurred in fiscal 2012 and to identify that the transaction was with a related party of the Company.

27.	Please revise to disclose the initial issuance terms as well the redemption terms of the Series A Convertible Preferred stock which was redeemed and retired in March 2012.

Response: The Company has asked us to supplementally advise the Staff that it has revised its disclosure on page F-21 of the Revised Draft under “Note M. Stockholders’ Equity” to disclose the initial issuance terms and the redemption terms of the Series A Convertible Preferred Stock that was redeemed and retired in March 2012.

Note N. Income Taxes, page F-24

28.	Please revise to discuss the annual limitations on the use of the net operating loss carryforwards due to the change in ownership which occurred in 2012. Further, address how these net operating loss carryforwards and their utilization may be impacted by the capital raising activities since March 31, 2013.

Response: The Company has asked us to supplementally advise the Staff that it has revised its disclosure on page 77 of the Revised Draft under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Income Taxes” to disclose that it is currently reviewing the impact of the ownership change resulting from the Rule 144A equity offering on May 15, 2013 and is in the process of determining whether a Section 382 ownership change has occurred. The Company has asked us to supplementally advise the Staff that it will update this disclosure further when the analysis of this issue is complete.

29.	Please revise to separately disclose the federal and state net operating loss carryforwards separately for the periods presented.

Response: The Company has asked us to supplementally advise the Staff that it has revised its disclosure on page F-25 of the Revised Draft under “Note N. Income Taxes” to separately disclose the federal and state net operating loss carryforwards for the for the years ended December 31, 2012 and 2011.

Note Q. Fair Value of Financial Instruments, page F-27

30.	Please revise to address the key assumptions associated with default rates when determining the fair value of the mortgage servicing rights.

Response: The Company has asked us to supplementally advise the Staff that it has revised its disclosures of the Revised Draft on page 92 under “Mortgage Servicing Rights,” on page F-46 under “Note L. Fair Value of Financial Instruments” for March 31, 2013 and on page F-28 under “Note Q. Fair Value of Financial Instruments” for December 31, 2012 to disclose the key assumptions associated with default rates when determining the fair value of the mortgage servicing rights.

31.	Please also address whether the mortgage loans underlying the mortgage servicing rights are impacted by interest rate movements and how this has been considered within the key assumptions being considered.

Response: The Company has asked us to supplementally advise the Staff that it has revised its disclosures of the Revised Draft on page 92 under “Mortgage Servicing Rights,” on page F-46 under “Note L. Fair Value of Financial Instruments” for March 31, 2013 and on page F-28 under “Note Q. Fair Value of Financial Instruments” for December 31, 2012 and 2011 to address the impact of interest rate movements on its assumptions for prepayment speeds in the valuation of its mortgage servicing rights.

32.	Please revise to provide more specific detail on the annual prepayment speeds by investor type given the significant range disclosed.

Response: The Company has asked us to supplementally advise the Staff that it has revised its disclosures of the Revised Draft on page 92 under “Mortgage Servicing Rights,” on page F-46 under “Note L. Fair Value of Financial Instruments” for March 31, 2013 and on page F-28 under “Note Q. Fair Value of Financial Instruments” for December 31, 2012 and 2011 to disclose the annual prepayment speeds by investor type.

Note R. Business Combination

33.	Please revise to disclose the timeframe, at the date of acquisition, over which the Company expected the contingent consideration to be paid due to the future funding of mortgage loans.

Response: The Company has asked us to supplementally advise the Staff that it has revised its disclosure on page F-31 of the Revised Draft under “Note R. Business Combination” to disclose the timeframe, at the date of acquisition, over which the Company expected the contingent consideration to be paid due to the future funding of the mortgage loans.

34.	Please revise to tell us and disclose the amount of contingent consideration earned through December 31, 2012 and each respective interim period thereafter.

Response: The Company has asked us to supplementally advise the Staff that it has revised its disclosure on page F-31 of the Revised Draft under “Note R. Business Combination” to disclose the amount of contingent consideration earned through December 31, 2012 and on page F-50 of the Revised Draft under “Note O. Earn-Out Liability” to disclose the amount of contingent consideration earned through March 31, 2013.

35.	Please revise the document within the business section in order to provide the reader with a better understanding of the history and operations of the NattyMac business acquired. This will allow the reader to better understand the nature and terms of the transaction as well as support the contingent consideration amounts to be paid and the intangible assets recorded in conjunction with the acquisition.

Response: The Company has asked us to supplementally advise the Staff that it has revised its disclosure on page F-31 of the Revised Draft under “Note R. Business Combination” to provide more information regarding the history and operations of the NattyMac business acquired.

Additionally, in connection with this response letter, the Company hereby acknowledges the following statements:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its registration statement;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have additional questions or require any additional information with respect to the Registration Statement or this letter, please do not hesitate to contact me at (212) 558-4312 or downesr@sullcrom.com.

Yours truly,

/s/ Robert W. Downes
Robert W. Downes

cc:	Erin Purnell

(Securities and Exchange Commission)

Barbara A. Cutillo

(Stonegate Mortgage Corporation)

Keith A. May

(Richey, May & Co., LLP)

Curt W. Hidde, Esq.

(Barnes & Thornburg LLP)

Daniel M. LeBey, Esq.

(Hunton & Williams LLP)